UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-38766

MMTEC, INC.

(Translation of registrant’s name into English)

Room 2302, 23rd Floor
FWD Financial Center
308 Des Voeux Road Central
Sheung Wan, Hong Kong
Tel: +852 3690 8356

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K filed by MMTEC, Inc. (together with our subsidiaries, unless the context indicates otherwise, “we,” “us,” “our,” or the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions: uncertainties and other factors may cause the Company’s actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance, or achievements. The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to conform these statements to actual results, unless required by law.

First Half Year of 2026 Financial Highlights

●	Revenue decreased by 100% from approximately $0.81 million to nil, as a result of the decrease in revenue from placement agent services during the six months ended June 30, 2026.

●	Gross profit decreased by 100% from approximately $0.67 million to nil, compared to the same period in 2025.

●	Loss from operations was approximately $1.66 million, compared to approximately $1.53 million for the same period in 2025. The increase was primarily attributable to the decrease in revenue in the first half of 2026.

●	Net loss was approximately $1.58 million, compared to a net loss of approximately $46.43 million for the same period in 2025. The decrease in net loss was mainly attributable to the allowance for credit losses of approximately $24.35 million on the Company’s notes receivable, and loss on sale of notes receivable of approximately $21.29 million for the six months ended June 30, 2025, whereas no such items occurred for the same period in 2026.

●	Loss per share on a basic and fully diluted basis was $0.02 for the six months ended June 30, 2026, compared to a loss per share on a basic and fully diluted basis of $1.84 for the same period in 2025.

Operating Results for Six Months Ended June 30, 2026

Revenue

The following tables illustrate the Company’s revenue by revenue type:

	For the Six Months Ended June 30,
	2026	2025
	US$	US$
Placement agent services	-	807,500
Total revenue	-	807,500

The Company acts as a placement agent in public or private financing transactions. The Company’s performance obligation is to arrange for the sale of the client’s securities to qualified investors through registered offerings or private placement activities. Placement agent revenue is recognized at a point in time when the services are completed.

Cost of Revenue

Cost of revenue consists of commission expenses related to placement agent services.

Cost of revenue decreased from approximately $0.13 million to nil for the six months ended June 30, 2026, compared to the same period last year. The decrease in cost of revenue is directly linked to the decrease in revenue from placement agent services.

Gross Profit and Gross Margin

Gross profit was nil for the six months ended June 30, 2026, compared to gross profit of approximately $0.67 million, with a gross profit margin of 83.5% for the same period in 2025. The decrease in gross profit is attributed to the decrease in revenue from placement agent services.

Operating Expenses

During the six months ended June 30, 2026 and 2025, respectively, operating expenses included selling and marketing costs, payroll and related benefits, professional fees, and other general and administrative expenses.

Selling and Marketing Costs

All costs related to selling and marketing are expensed as incurred. Selling and marketing costs decreased by approximately $0.06 million, or 31.1%, to approximately $0.13 million for the six months ended June 30, 2026, from approximately $0.18 million for the same period last year. The decrease was mainly attributed to decreased related expenses of our investment banking business.

Payroll and Related Benefits

Payroll and related benefits were approximately $0.75 million for the six months ended June 30, 2026, compared to approximately $0.95 million for the six months ended June 30, 2025, a decrease of $0.2 million, or 21.7%.

Professional Fees

For the six months ended June 30, 2026, and 2025, professional fees primarily consisted of audit fees, legal service fees, financial consulting fees and other fees associated with being a public company. Professional fees totaled approximately $0.37 million for the six months ended June 30, 2026, compared to approximately $0.54 million for the six months ended June 30, 2025, a decrease of $0.16 million, or 30.7%.

Other General and Administrative Expenses

For the six months ended June 30, 2026, and 2025, other general and administrative expenses were approximately $0.41 million and $0.53 million, respectively, which represents a decrease of $0.12 million, or 22.7%.

Loss from Operations

For the six months ended June 30, 2026, loss from operations was approximately $1.66 million, compared to a loss from operations of approximately $1.53 million for the six months ended June 30, 2025, an increase of $0.12 million, or 8.1%, which was mainly attributable to the decrease in revenue.

Other Income (Expense)

Other income (expense) includes interest income from bank deposits, interest income from promissory notes receivable, interest expense from convertible promissory notes, allowance for credit losses - notes receivable, loss on sale of notes receivable, other income, other expense, and foreign currency transaction gain (loss). Other income totaled approximately $0.08 million for the six months ended June 30, 2026, compared to other expense of approximately $44.89 million for the six months ended June 30, 2025, a decrease of $44.97 million which was mainly attributable to the decrease of allowance for credit losses on the Company’s notes receivable and loss on sale of notes receivable.

Income Taxes

Income tax expense was nil for the six months ended June 30, 2026, compared to income tax expense of $5,770 for the six months ended June 30, 2025, a decrease of $5,770.

Net Loss

As a result of the factors described above, our net loss was approximately $1.58 million, or $0.02 per share (basic and diluted), for the six months ended June 30, 2026. Our net loss was approximately $46.43 million, or $1.84 per share (basic and diluted), for the six months ended June 30, 2025.

Foreign Currency Translation Adjustment

Our reporting currency is the U.S. dollar. The functional currency of MMTEC, INC., MM Future Technology Limited, HC Securities (HK) Limited, MMBD Trading Limited, MM Global Securities, INC, HAI TEC INC. and HC CrediSure Technology Limited is the U.S. dollar. The functional currency of Gujia (Beijing) Technology Co., Ltd, Haichuan Zhixin (Beijing) Technology Co., Ltd, and Haichuan Qixin (Beijing) Technology Co., Ltd is the Chinese Renminbi (“RMB”). The financial statements of the Company’s subsidiaries whose functional currency is the RMB are translated to U.S. dollars using period-end exchange rates for assets and liabilities, average exchange rate for revenue and expenses and cash flows, and historical exchange rates for equity. Net gains and losses resulting from foreign exchange transactions are included in the results of operations. As a result of foreign currency translations, which are a non-cash adjustment, we reported a foreign currency translation gain of $20,229 and $3,131 for the six months ended June 30, 2026, and 2025, respectively. This non-cash adjustment had the effect of decreasing our reported comprehensive loss.

Comprehensive Loss

As a result of our foreign currency translation adjustment, we had a comprehensive loss of approximately $1.56 million and $46.43 million for the six months ended June 30, 2026 and 2025, respectively.

Financial Condition

As of June 30, 2026, the Company had cash of approximately $6.51 million, compared to approximately $8.19 million as of December 31, 2025. Total working capital was $6.15 million as of June 30, 2026, compared to working capital of $7.69 million as of December 31, 2025.

Net cash used in operating activities for the six months ended June 30, 2026, was approximately $1.69 million, compared to approximately $1.68 million for the same period in 2025. Net cash used in investing activities was $4,962 for the six months ended June 30, 2026, compared to net cash provided by investing activities of $9.0 million for the same period in 2025. Cash provided by financing activities was nil for the six months ended June 30, 2026 and 2025, respectively.

As an entity that operates in the financial industry in China and the United States, the Company finds itself subject to the challenges posed by the ongoing tension in the trade relations between the countries. Changes in U.S. and international trade policies, particularly with regard to China, and the ongoing trade war between China and the United States, may adversely impact our business and operating results.

Shares Authorized and Issued

As of June 30, 2026, there were 99,587,811 common shares issued and outstanding. The Company is authorized to issue 625,000,000 common shares with a par value of $0.08 per share.

Legal Proceedings

We are currently not involved in any legal proceedings; nor are we aware of any claims that could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Recent Developments

On June 30, 2026, the Company entered into a Share Transfer Agreement (the “Agreement”) with Dongcheng Li, the sole shareholder of HC CrediSure Technology Limited (“HC CrediSure”), a Hong Kong company incorporated on July 8, 2024. Pursuant to the Agreement, Dongcheng Li agreed to transfer all outstanding shares in HC CrediSure and its wholly-owned subsidiary Haichuan Qixin (Beijing) Technology Co., Ltd (“Haichuan Qixin”), a PRC company incorporated on October 8, 2024, for a total consideration of HKD10,000 (equivalent to approximately $1,275). The share transfer was completed on June 30, 2026, resulting in HC CrediSure and its subsidiary Haichuan Qixin becoming wholly-owned subsidiaries of MMTEC, INC.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL DATA

MMTEC, INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	As of
	June 30, 2026	December 31, 2025
	US$	US$
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$6,507,161	$8,185,502
Security deposits - Current	4,002	8,089
Prepaid expenses and other current assets	242,855	169,716

Total current assets	6,754,018	8,363,307

NON-CURRENT ASSETS:
Security deposits - Non-current	109,573	135,781
Property and equipment, net	6,452	2,506
Notes receivable	9,409,560	9,409,560
Operating lease Right-of-use assets	367,572	507,251

Total non-current assets	9,893,157	10,055,098

Total assets	$16,647,175	$18,418,405

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Salary payable	118,098	194,100
Advance from customer	100,000	100,000
Accrued liabilities and other payables	96,954	84,399
Operating lease liabilities - Current	284,051	290,703

Total current liabilities	599,103	669,202

NON-CURRENT LIABILITIES:
Operating lease liabilities - Non-current	35,327	180,046
Convertible promissory notes	3,050,008	3,050,000

Total non-current liabilities	3,085,335	3,230,046

Total liabilities	$3,684,438	$3,899,248

SHAREHOLDERS’ EQUITY:
Common shares ($0.08 par value; 625,000,000 shares authorized; 99,587,811 shares issued and outstanding at June 30, 2026, and December 31, 2025)	7,967,024	7,967,024
Additional paid-in capital	130,728,219	130,728,219
Accumulated deficit	(125,571,521)	(123,994,872)
Accumulated other comprehensive loss	(160,985)	(181,214)

Total shareholders’ equity	12,962,737	14,519,157

Total liabilities and shareholders’ equity	$16,647,175	$18,418,405

MMTEC, INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(IN U.S. DOLLARS)

	For the six months ended June 30, 2026	For the six months ended June 30, 2025
	US$	US$
	(unaudited)	(unaudited)
REVENUE	$-	$807,500

COST OF REVENUE	-	133,000

GROSS PROFIT	-	674,500

OPERATING EXPENSES:
Selling and marketing	126,474	183,679
General and administrative
Payroll and related benefits	745,380	952,122
Professional fees	371,262	536,034
Other general and administrative expenses	413,441	534,871

Total Operating Expenses	1,656,557	2,206,706

LOSS FROM OPERATIONS	(1,656,557)	(1,532,206)

OTHER INCOME (EXPENSE)
Interest income	106,776	1,946,980
Interest expense	(15,479)	(1,202,800)
Allowance for credit losses - notes receivable	-	(24,347,489)
Loss on sale of notes receivable	-	(21,292,430)
Other income (expense)	(2,559)	337
Foreign currency transaction gain (loss)	(8,830)	4,766

Total Other Income (Expense), net	79,908	(44,890,636)

LOSS BEFORE INCOME TAXES	(1,576,649)	(46,422,842)

INCOME TAX EXPENSES	-	(5,770)

NET LOSS	$(1,576,649)	$(46,428,612)

COMPREHENSIVE LOSS:
NET LOSS	(1,576,649)	(46,428,612)
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments	20,229	3,131

TOTAL COMPREHENSIVE LOSS	$(1,556,420)	$(46,425,481)

NET LOSS PER COMMON SHARE
Basic and diluted	$(0.02)	$(1.84)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic and diluted	99,587,811	25,186,864

MMTEC, INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the six months ended June 30, 2026	For the six months ended June 30, 2025
	US$	US$
	(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,576,649)	$(46,428,612)
Adjustments to reconcile net loss from operations to net cash used in operating activities:
Depreciation expense	1,171	19,542
Allowance for credit losses - notes receivable	-	24,347,489
Non-cash lease expense	177,376	204,452
Foreign currency transaction gain	(2,437)	(1,361)
Loss on sale of notes receivable	-	21,292,430
Imputed interest expense on convertible promissory notes	15,479	1,202,800
Interest income on notes receivable	-	(1,872,203)

Change in operating assets and liabilities:
Operating lease liabilities	(187,980)	(218,828)
Security deposit	33,527	-
Prepaid expenses and other current assets	(67,113)	(61,574)
Salary payable	(77,463)	(215,810)
Accrued liabilities and other payables	(2,944)	48,843

NET CASH USED IN OPERATING ACTIVITIES:	(1,687,033)	(1,682,832)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(4,990)	-
Cash proceeds from acquisition	28	-
Cash proceeds from notes receivable	-	4,000,000
Cash proceeds from sale of notes receivable	-	5,000,000

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(4,962)	9,000,000

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	13,654	3,035

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,678,341)	7,320,203

CASH AND CASH EQUIVALENTS - Beginning of period	8,185,502	2,869,241

CASH AND CASH EQUIVALENTS - End of period	$6,507,161	$10,189,444

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Income taxes	$-	$30,295

MMTEC, INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(IN U.S. DOLLARS)

	Common Shares		Additional		Accumulated Other	Total
	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Comprehensive Loss	Shareholders’ Equity

Balance, December 31, 2024 (audited)	25,186,864	$2,014,949	$92,709,334	$(67,919,627)	$(201,491)	$26,603,165
Net loss for the six months ended June 30, 2025	-	-	-	$(46,428,612)	-	$(46,428,612)
Foreign currency translation adjustment	-	-	-	-	$3,131	$3,131
Balance, June 30, 2025 (unaudited)	25,186,864	$2,014,949	$92,709,334	$(114,348,239)	$(198,360)	$(19,822,316)

	Common Shares		Additional		Accumulated Other	Total
	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Comprehensive Loss	Shareholders’ Equity

Balance, December 31, 2025 (audited)	99,587,811	$7,967,024	$130,728,219	$(123,994,872)	$(181,214)	$14,519,157
Net loss for the six months ended June 30, 2026	-	-	-	$(1,576,649)	-	$(1,576,649)
Foreign currency translation adjustment	-	-	-	-	$20,229	$20,229
Balance, June 30, 2026 (unaudited)	99,587,811	$7,967,024	$130,728,219	$(125,571,521)	$(160,985)	$12,962,737

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MMTEC, INC.

By:	/s/ Min Kong
Min Kong, Chief Financial Officer

Date: August 12, 2026